VOZROZHDENIE
BANK

RECEIVED

2007 JUL 30 A 11:27

17.07.07
1108/7703

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru // www.vbank.ru

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07025580

Re: Exemption № 82-4257

SUPPL

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statements of material fact.

PROCESSED
AUG 0 1 2007
THOMSON
FINANCIAL

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

7/31

Statement of material fact

Information of declared and (or) paid income on issued securities

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Contents of information

2.1. Kind, category (type), series and other identification requisites of securities.	Ordinary non-documentary registered shares. Preferential non-documentary registered shares with fixed rate of dividends.
2.2. State registration number of issue (additional issue) of securities and date of state registration (identification number of issue (additional issue) of securities and the date when it was given in case this kind of issue under the Russian Federal Law of Stock Exchange Market shall not be state registered)	No. 10101439B dated April 12, 1991; No. 20201439B dated March 06, 2002.
2.3. Name of registration authority providing state registration for issue (additional issue) of securities (name of authority providing identification number of issue (additional issue) of securities in case this kind of issue under the Russian Federal Law of Stock Exchange Market shall not be state registered)	Central Bank of Russian Federation.
2.4. Governing body of the issuer adopting resolution for payment (declaration) of share dividends	General Meeting of shareholders of Bank Vozrozhdenie
2.5. Date of adopting resolution for payment (declaration) of share dividends	June 29, 2007
2.6. Date of drawing up the Minutes of competent governing body of the issuer adopting resolution for payment (declaration) of share dividends	July 9, 2007
2.7. Total amount of share dividends of certain category (type) and rate of dividends per one share of certain category (type)	Total amount of dividends accrued on: — ordinary non-documentary registered shares — 10,374,347 rubles; — preferential non-documentary registered shares with fixed rate of dividends — 2,589,010 rubles; Rate of dividends accrued: — per one ordinary non-documentary registered

	share with face value of 10 rubles — 50 kopecks; — per one preferential non-documentary registered shares with fixed rate of dividends with face value of 10 rubles — 2 rubles.
2.8. Form of income paid on securities of the issuer (money or other property).	For legal entities — non-cash money payment in rubles of Russian Federation; for individuals — cash or non-cash money payment in rubles of Russian Federation.
2.9. Deadline date of obligation for payment of income on securities of the issuer (share dividends, income (interests, nominal value) of bonds; or end of fixed term for income payment obligation by the issuer.	Non-cash payment of dividends will be provided from August 20, 2007 to August 28, 2007, in accordance with bank requisites specified in system of register of shareholders of Bank Vozrozhdenie; if there are no such bank requisites, cash payment of dividends will be made to individual shareholders through the Bank offices from August 20, 2007.
2.10. Total amount of dividends on shares of certain category (type); total amount of interests and other income paid on bonds of certain category (type).	0 (zero) rubles.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie A.V. Dolgopolov

(signature)

3.2. July 9, 2007

Stamp

Statement of material fact

Information of resolutions adopted by general meetings

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Contents of information

2.1. Kind of general meeting (annual, extraordinary).

Annual.

2.2. Form of held general meeting.

Meeting (joint presence of shareholders with preliminary ballots forwarded before the annual general meeting).

2.3. Date and place of held general meeting.

June 29, 2007, 7/4, Luchnikov pereulok, building 1, Moscow.

2.4. Quorum of general meeting.

Number of votes held by shareholders taking part in the general meeting: 14,050,880 votes or 67.72 per cent in total number of voting shares.

2.5. Matters put on voting and results of voting thereon.

1. Approval of annual statement, approval of annual financial accounts, profit and loss account for 2006, distribution of profit, payment (declaration) of dividends on the results of the financial year:

in favour — 14,048,466, against — 1,402, abstained — 496.

2. Approval of the Board of Directors Report: in favour — 14,049,772, against — 0, abstained — 584.

3. Approval of the number of the authorized ordinary non-documentary registered shares of 10 rubles face value each and approval of respective alterations to the Articles of Association of Bank Vozrozhdenie:

in favour — 14,046,393, against — 730, abstained — 3,308.

4. Approval of the Alterations to the Articles of Association of Bank Vozrozhdenie:

in favour — 14,047,746, against — 124, abstained — 1,469.

5. Approval of the Alterations #1 to the Regulation on General Meeting of shareholders of Bank Vozrozhdenie:

in favour — 14,042,056, against — 174, abstained — 7,109.

6. Approval of the Alterations #1 to the Regulation on the Board of Directors of Bank Vozrozhdenie.

in favour — 14,042,056, against — 174, abstained — 7,109.

7. Approval of the Alterations #1 to the Regulation on executive bodies of Bank Vozrozhdenie:

in favour — 14,042,056, against — 174, abstained — 7,109.

8. Approval of the Alterations #1 to the Regulation on Audit Commission of Bank Vozrozhdenie:

in favour — 14,042,064, against — 174, abstained — 7,101.

9. Approval of related-party transactions to be made on standard terms between Bank Vozrozhdenie and interested persons within the period till the next General Meeting of shareholders and related to usual economical activity:

in favour — 14,008,512, against — 174, abstained — 6,098.

10. Election of members of the Audit Commission.

Mr. Viktor Anatolievich Afonin: in favour — 5,234,260, against — 361, abstained — 1,608.
Ms. Tamara Nikolaevna Lapinskaya: in favour — 5,233,911, against — 1,053, abstained — 1,265.
Ms. Svetlana Alekseevna Markina: in favour — 5,234,910, against — 69, abstained — 1,252.
Ms. Kryukova Galina Nikitichna: in favour — 5,232,957, against — 1,045, abstained — 2,227.
The decision is made by the majority of shareholders having the right to take part in voting on these questions .

11. Election of the Board of Directors:

Results of cumulative voting (number of votes in favour of nominated candidate):
Mr. Yuriy Mikhailovich Marinichev — 14,038,343
Mr. Dmitriy Lvovich Orlov — 14,287,627
Ms. Lyudmila Antonovna Goncharova — 14,005,034
Mr. Nikolai Yakovlevich Demin — 13,984,591
Mr. Alexander Vitalievich Dolgopolov — 13,966,153
Mr. Nikolai Stepanovich Zatsepin — 13,916,835
Mr. Valery Petrovich Zhigulich — 13,316,315
Mr. Alexander Nikolaevich Zhizhaev — 13,918,100
Ms. Valentina Mikhailovna Kabanova — 13,947,023
Mr. Otari Leontievich Marganiya — 13,920,219
Mr. Nikita Sergeevich Mikhalkov — 13,935,561
Mr. Rustem Mansurovich Usmanov — 13,921,003
against all candidates — 590,530, abstained for all candidates — 631,594.

12. Approval of the external auditor: in favour — 14,047,558, against — 1193, abstained — 1,025.

2.6. Formulations of resolutions adopted by general meeting.

On the first matter in the agenda:

1.1. To approve the annual statement of Bank Vozrozhdenie for 2006.

1.2. To approve the annual financial accounts, profit and loss account of Bank Vozrozhdenie for 2006.

1.3. To approve the following distribution of profit of Bank Vozrozhdenie for 2006 (rubles):
Balance profit of accounted period — 1,591,796,477.52
Used profit of accounted period including total profit tax and other tax and duties — 346,646,401.88
Profit to be distributed
including:
fund for payment of dividends — 12,963,357.00
fund for accumulation — 1,222,186,718.64
fund of the Chairman of the Board — 10,000,000.00

1.4. To approve the following rate of dividend per one share:

— for ordinary non-documentary registered shares with the face value of 10 rubles each — 5 % of the facel value;

— for preferential non-documentary registered shares with fixed rate of dividends and nominal value of 10 rubles each — 20 % of the face value.

1.5. To give the right to receive the annual dividends to the shareholders included in the register of shareholders of Bank Vozrozhdenie on May 10, 2007 (10 am Moscow time).

1.6. To provide non-cash payment of dividends from August 20, 2007 to August 28, 2007 in accordance with the bank requisites specified in the system of the register of shareholders of Bank Vozrozhdenie, if there are no such bank requisites, to provide cash payment of dividends to individual shareholders of Bank Vozrozhdenie through the Bank offices from August 20, 2007.

On the second matter in the agenda:

2.1. To approve the Board of Directors Report of Bank Vozrozhdenie.

2.2. To recognize the work of the Board of Directors of Bank Vozrozhdenie as positive.

On the third matter in the agenda:

3.1. To approve the number of authorized ordinary non-documentary registered shares with the face value of 10 rubles at amount of 8,000,000 (eight millions).

3.2. To approve the alterations to the Articles of Association of Bank Vozrozhdenie and to state paragraphs 1 and 2 of article 3.3 in the following version: "The Bank shall be entitled to issue additionally 8,000,000 (eight millions) ordinary non-documentary shares with the face value of 10 (ten) rubles each.

3.3. To give the Chairman of the Board of Directors of Bank Vozrozhdenie the right to sign the application for registration of alterations to the Articles of Association of Bank Vozrozhdenie related to the definition of number of authorized ordinary non-documentary registerd shares.

On the forth matter in the agenda:

4.1. To approve the alterations to the Articles of Association of Bank Vozrozhdenie proposed in order to bring the provisions in line with those of the Russian Federal Law and amendments of requisites of Bank Vozrozhdenie's branches.

4.2. To give the Chairman of the Board of Directors of Bank Vozrozhdenie the right to sign the application for registration of alterations to the Articles of Association of Bank Vozrozhdenie proposed in order to bring the provisions in line with those of the Russian Federal Law and amendments of requisites of Bank Vozrozhdenie's branches.

On the fifth matter in the agenda:

To approve the Alterations #1 of the Regulation on General Meeting of shareholders of Bank Vozrozhdenie

On the sixth matter in the agenda:

To approve the Alterations #1 to the Regulation on the Board of Directors of Bank Vozrozhdenie.

On the seventh matter in the agenda:

To approve the Alterations #1 to the Regulation on executive bodies of Bank Vozrozhdenie

On the eighth matter in the agenda:

To approve the Alterations #1 to the Regulation on Audit Commission of Bank Vozrozhdenie

On the ninth matter in the agenda:

9.1. To approve

9.1.1. the transactions of Bank Vozrozhdenie which may be executed on standard terms within the period till the next General Meeting of shareholders in the course of ordinary business of the Bank (credits, mortgages, deposits, bank guarantees, leasing, factoring, assignment, interbank credits and other operations in accordance with the license to carry out banking operations) and operations which are recognized by the Russian Law as related-party transactions executed between interested persons recognized as such in accordance with the Law of the Russian Federation.

9.1.2. the transactions of Bank Vozrozhdenie of acquisition or disposal of securities (including issued securities) recognized by the Law of the Russian Federation as related-party transactions with interested persons who are recognized as such by the Law of the Russian Federation. These transactions can be executed on standard terms within the period till the next General Meeting of shareholders.

9.1.3. the transactions of Bank Vozrozhdenie of acquisition or disposal of premises and equipment recognized by the Law of the Russian Federation as related-party transactions with interested persons who are recognized as such by the Law of the Russian Federation. These transactions can be executed on standard terms in the course of ordinary business of the Bank within the period till the next General Meeting of shareholders.

9.2. To determine the maximum price for transactions of each kind for each of the interested persons shall not exceed 4,000,000,000 (four billions) rubles.

9.3. To define that the material terms of the related-party transactions to be executed within the limits, which are fixed by the general meeting of shareholders, should not materially differ from the terms of similar transactions with uninterested persons.

On the tenth matter in the agenda:

To elect the following members of the Audit Commission of Bank Vozrozhdenie:
Mr. Viktor Anatolievich Afonin;

Ms. Tamara Nikolaevna Lapinskaya;
Ms. Svetlana Alekseevna Markina;
Ms.. Kryukova Galina Nikitichna

On the eleventh matter in the agenda:

To elect the following members of the Board of Directors of Bank Vozrozhdenie:
Mr. Yuriy Mikhailovich Marinichev
Mr. Dmitriy Lvovich Orlov
Ms. Lyudmila Antonovna Goncharova
Mr. Nikolai Yakovlevich Demin
Mr. Alexander Vitalievich Dolgopolov
Mr. Nikolai Stepanovich Zatsepin
Mr. Valery Petrovich Zhigulich
Mr. Alexander Nikolaevich Zhizhaev
Ms. Valentina Mikhailovna Kabanova
Mr. Otari Leontievich Marganiya
Mr. Nikita Sergeevich Mikhalkov
Mr. Rustem Mansurovich Usmanov

On the twelfth matter in the agenda:

To approve PricewaterhouseCoopers Audit (Closed Joint-Stock Company) as the official external auditor of the Bank Vozrozhdenie

2.7. Date of drawing up the Minutes: July 9th 2007.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie (signature) A.V. Dolgopolov

3.2. July 9, 2007 Stamp

Statement of material fact

Events resulted in one-time increase (decrease) of net profit or loss of the issuer for more than 10%

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2.Contents of information

2.1. Event (events), resulted in one-time decrease of net profit of the issuer for more than 10%

Events that influenced the amount of net profit for the 2nd quarter 2007 comparing to the 1st quarter 2007 are additional provisions made for potential loses and income tax recorded in the 2nd quarter 2007 for the profit recognized in the 1st quarter of 2007.

2.2. Date of the event (events) that resulted in one-time decrease of the issuer's net profit for more than 10%: 11.07.2007

2.3. Amount of net profit for the reporting period preceding the reporting period when the relevant fact has happened:

Net profit for the 1st quarter 2007 amounted to 692,783 thousand rubles.

2.4. Amount of net profit for the reporting period when the relevant fact has happened:

Net profit for the 2nd quarter 2007 amounted to 479,064 thousand rubles.

2.5. Absolute and percentage change of net profit:

Net profit fell by 213,719 thousand rubles (30.8%).

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	A.V. Dolgopolov
3.2. July 11, 2007	Stamp	
3.3. Chief accountant of Bank Vozrozhdenie	(signature)	A. A. Novikova
3.2. July 11, 2007		

Statement of material fact

Events resulted in one-time increase (decrease) of assets of the issuer for more than 10%

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2.Contents of information

2.1. Event (events) resulted in one-time increase of assets of the issuer for more than 10%

Events that influenced the increase of book value of assets are deposits made by the issuer to the Central Bank of the Russian Federation and increase in volume of retail and corporate loan portfolio.

2.2. Date of the event (events) that resulted in one-time increase of the issuer's assets for more than 10% (date of financial (accounting) report for the 2nd quarter 2007): 05.07.2007

2.3. Amount of assets for the reporting period preceding the reporting period when the relevant fact has happened:

Assets for the 1st quarter 2007 (31.03.2007) amounted to 131 562 355 thousand rubles.

2.4. Amount of assets for the reporting period when the relevant fact has happened:

Assets for the 2nd quarter 2007 (30.06.2007) amounted to 150 399 231 thousand rubles.

2.5. Absolute and percentage change of amount of assets:

Assets grew by 18 836 876 thousand rubles (14.3%).

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	A.V. Dolgopolov
3.2. July 5, 2007	Stamp	
3.3. Chief accountant of Bank Vozrozhdenie	(signature)	A. A. Novikova
3.2. July 5, 2007		

END